Exhibit 6(c)(ii)



                                   CARY BROKAW
                              EMPLOYMENT AGREEMENT


      THIS EMPLOYMENT AGREEMENT ("Employment Agreement") is entered into as of this 30th day of September, 1996 ("Effective Date"), by and between, The CineMasters Group, Inc., a New York corporation (the "Company") and the owner of all of the outstanding capital stock of Avenue Pictures, Inc. ("Avenue"), and Cary Brokaw, an individual resident of the State of California (the "Executive").

      WHEREAS, the Company desires to employ the Executive as its President and Chief Executive Officer and wishes to acquire and be assured of his services on the terms and conditions hereinafter set forth; and

      WHEREAS, the Executive desires to be employed by the Company as its President and Chief Executive Officer and to perform and to serve the Company on the terms and conditions hereinafter set forth;

      NOW, THEREFORE, in consideration of the premises and of the mutual promises, agreements and covenants contained herein, the parties hereto agree as follows:

      1.    Employment.

      (a) Duties. The Company hereby agrees to employ the Executive, and the Executive hereby accepts such employment, as the President and Chief Executive Officer of the Company and agrees to serve at the request of the Board of Directors of the Company (the "Board of Directors"). The Executive shall be responsible, subject to the direction of the Board of Directors, for such duties and functions of a supervisory or managerial nature as may be directed from time to time by the Board of Directors, provided that such duties are reasonable and customary for a President and Chief Executive Officer. The Executive agrees that he shall, during the term of this Employment Agreement, faithfully serve the Company as a full-time employee and, except during reasonable vacation periods, periods of illness and the like, devote his full business time, attention and ability to his duties and responsibilities hereunder; provided, however, that nothing contained herein shall be construed to prohibit or restrict the Executive from (i) serving as a director of any corporation, with or without compensation therefor; (ii) serving in various capacities in community, civic, religious or charitable organizations or trade associations or leagues; or (iii) attending to personal business or investment matters; provided that no such service or activity permitted in this Section 1(a) shall materially interfere with the performance by the Executive of his duties hereunder. The Executive shall only report directly to the Board of Directors.

      (b) Term. The Executive's term of employment shall commence on the Effective Date and shall terminate at the close of business on December 31, 2001 the "Employment Term"), unless terminated earlier pursuant to Section 3 hereof.

      (c) Location. Executive shall, during this Employment Term, have a primary office located at the offices of the Company in Los Angeles, California.

      2.    Compensation.

      (a) Salary. Subject to the provisions of Section 2(b) below, Executive shall receive a base salary of $450,000.00 for each calendar year which shall be pro-rated for the partial 1996 calendar year occurring within the Employment Term. The Executive's base salary may be increased by the Compensation Committee of the Board of Directors (the "Compensation Committee") in its discretion based on the performance of the Executive and the Company. The annual salary payable to the Executive pursuant to Section 2 hereof from time to time in effect is hereinafter referred to as the "Base Salary."

      (b) Special Base Salary Payment Provisions. In no event shall the Executive's Base Salary be funded out of the "Wombat Division Net Cash Flow," as defined in Section 2(c) below. In addition, Executive shall be subject to the terms, conditions and restrictions set forth in that certain Stockholders Agreement, dated as of the date hereof, among the Company and certain of its shareholders. The Executive's Base Salary will be due and payable to him during the Employment Term in accordance with the Company's customary payroll payment practices but no less frequently than once each month ("Applicable Base Salary Payment Date"). If the Company determines that it does not have sufficient funds to pay the Executive's Base Salary on an ongoing basis, the Company shall (1) promptly determine the dollar amount, if any, of the Base Salary that can be funded out of the Company's funds each Applicable Base Salary Payment Date and reduce the dollar amount of the Base Salary accordingly ("Reduced Base Salary"), with the unpaid balance to be treated for all federal and state income tax reporting purposes as deferred compensation; and (2) give notice to the Board of Directors as provided in Section 10 hereof that the Company's funds are not sufficient to pay 100% of the Executive's Base Salary on an ongoing basis; provided that in the event that the Executive's Base Salary shall be reduced pursuant to this Section 2(b), such reduction shall not be considered a breach by the Company of this Employment Agreement. The notice to be provided shall specify the dollar amount of the Reduced Base Salary and anticipated duration for payment of the Reduced Base Salary. The Company shall cause the positive net difference between the Base Salary and Reduced Base Salary to be accounted for each Applicable Base Salary Payment Date ("Unpaid Base Salary"). As soon as administratively feasible following the determination that the Company's funds are sufficient to fund 100% of the Executive's Base Salary, the Executive shall be paid 100% of his Base Salary on an ongoing basis. The Unpaid Base Salary (or any portion thereof) shall be paid to the Executive as soon the Company has sufficient funds to pay the same provided that such payment(s) do not cause the Executive to be paid a Reduced Base Salary.

      (c) Definition of "Wombat Division Net Cash Flow". For purposes of Section 2(b) hereof, the term "Wombat Division Net Cash Flow" shall mean (i) the gross receipts and other miscellaneous revenue generated by the operations of the Wombat Division of the Company reduced by (ii) all cash expenditures paid by the Wombat Division and all cash expenditures paid by the Company that relate to the operation of the Wombat Division including, without limitation, tax and debt service payments made by the Company on behalf of, or allocable to, the Wombat Division and its operations.

      (d) Bonus. Executive shall be eligible for an annual bonus for each calendar year during the term of the Employment Agreement based upon the performance of the Executive and the Company for such calendar year; provided, however, that for purposes of this Section 2(d) and Section 4(c)(v) hereof, the period commencing on the Effective Date of this Employment Agreement and ending on December 31, 1997 shall be deemed to be a "calendar year". The amount of the annual bonus shall be determined in the discretion of the Compensation Committee at the end of the calendar year to which such bonus relates; provided, however, that the dollar amount of the bonus shall not exceed twice the Executive's Base Salary for such calendar year. Any such annual bonus shall be determined and paid to Executive within 90 days after the end of the calendar year to which it relates.

      (e)   Options.

              (i) Upon execution of this Employment Agreement, the Executive shall receive options (the "Options") to purchase up to 300,000 shares of Common Stock, $.01 par value per share, of the Company (the "Common Stock"), at an exercise price per share equal to 85% of the average of the highest reported bid and lowest reported asked prices of a share of Common Stock on the date of such grant, which Options shall be issued pursuant to the Company's 1995 Non-Qualified Stock Option Plan (the "Stock Option Plan"), attached hereto as Exhibit A, and, subject to the provisions of Section 2(e)(ii) below, shall vest in equal annual installments during the Employment Term. The terms and conditions of the Options granted to the Executive pursuant hereto are memorialized in the written option grant agreement between the Company and the Executive ("Option Grant Agreement"), attached hereto as Exhibit B, which shall be executed by the Company and the Executive at the same time this Employment Agreement is executed by the parties hereto. Such Options shall expire ten (10) years from the date of grant.

             (ii) The Options granted to the Executive will become fully vested and immediately exercisable upon a "Change of Control" of the Company as such term is defined in Section 4(d) hereof or upon a material breach of this Employment Agreement by the Company.

            (f) Expense Account and Reimbursements. During the Employment Term, the Company shall provide the Executive with Company credit cards and a reasonable business, travel and entertainment expense allowance for use by the Executive in connection with the performance of his duties hereunder, it being understood that the Executive shall submit verification of the nature and amount of the expenses charged on Company credit cards or paid from such account in accordance with the policies established by the Company.

            (g) Benefits; General Rights. The Company shall provide the Executive with all customary perquisites offered to other senior executives employed by comparable employers in the same industry, including but not limited to, an automobile allowance of $1,250.00 per month. The Company shall also provide the Executive with a term life insurance policy on the life of the Executive in the principal amount of $5,000,000.00, provided that the life of the Executive can be insured at standard life insurance premium rates. The cost to the Company of the Executive's term life insurance policy shall not exceed $25,000.00 per annum. In the event that the cost of such term life insurance policy exceeds $25,000.00 per annum, the principal amount of the policy shall be reduced to the extent necessary to reduce the cost to the Company to $25,000.00. The Company may obtain a "key man" life insurance policy insuring the life of the Executive in the principal amount of $2,000,000.00. In the event the Company elects to obtain "key man" life insurance, the Executive agrees to cooperate with the Company in order to secure such coverage. The Executive shall also be entitled to participate in all employee pension, savings, major medical, hospitalization and health benefit plans offered to executive officers of the Company (with all waiting periods for any welfare benefit plan coverage being waived, provided that such waiting periods may be waived). The Executive shall be entitled to four weeks paid vacation per year. The Executive shall also be entitled to any other benefits provided by the Company to executive officers generally, including, without limitation, first class travel and lodging arrangements.


      3.    Termination of Employment; Events of Termination.

      Notwithstanding the provisions of Sections 1 and 2 of this Employment Agreement, the Executive's employment hereunder shall terminate on the earliest of the following dates:

            (a)   The date of death of the Executive; or

            (b) Ten days after the date on which the Company shall have given the Executive notice of the termination of his employment by reason of his physical or mental incapacity or disability on a permanent basis. For purposes of this Employment Agreement, the Executive shall be deemed to be physically or mentally incapacitated or disabled on a permanent basis if he is unable to perform his duties hereunder for a period exceeding six (6) months in any twelve
(12) month period; or

            (c) Ten days after the date on which the Company shall have given the Executive notice of the termination of his employment for "Cause" or ten days after the date on which the Executive shall have given the Board of Directors notice of his voluntary resignation. For purposes of this Employment Agreement, "Cause" shall mean (i) the Executive's conviction of a crime constituting a felony under any federal or state law; (ii) the commission by the Executive of fraud, embezzlement or an act of serious, criminal moral turpitude that results in a conviction; (iii) the commission of an act by the Executive constituting material financial dishonesty against the Company that results in a conviction; or (iv) Executive's willful gross neglect in carrying out his material duties and responsibilities under this Employment Agreement; provided that the Executive will be given written notice of such willful gross neglect and will be given an opportunity to cure such breach to the reasonable satisfaction of the Board of Directors within thirty (30) days of receipt of such written notice; or

            (d) The date the Executive terminates his employment by tendering his resignation to the Board of Directors following a "Change of Control" of the Company. A "Change of Control" of the Company shall be deemed to have occurred upon the happening of any of the following events:

                    (i) approval by the stockholders of the Company of a transaction that would result in the reorganization, merger, or consolidation of the Company with one or more other "Persons" within the meaning of Sections 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934 ("Securities Act"), other than a transaction following which:

                  (A) at least 51% of the equity ownership interests of the entity resulting from such transaction are beneficially owned (within the meaning of Rule 13d-3 promulgated under the Exchange Act) in substantially the same relative proportions by Persons who, immediately prior to such transaction, beneficially owned (within the meaning of Rule 13d-3 promulgated under the Exchange Act) at least 51% of the outstanding equity ownership interests in the Company; and

                  (B) at least 51% of the securities entitled to vote generally in the election of directors of the entity resulting from such transaction are beneficially owned (within the meaning of Rule 13d-3 promulgated under the Exchange Act) in substantially the same relative proportions by Persons who, immediately prior to such transaction, beneficially owned (within the meaning of Rule 13d-3 promulgated under the Exchange Act) at least 51% of the securities entitled to vote generally in the election of directors of the Company;

          (ii) the acquisition of all or substantially all of the assets of the Company;

          (iii) a complete liquidation or dissolution of the Company, or approval by the stockholders of the Company of a plan for such liquidation or dissolution;

          (iv) the occurrence of any event if, immediately following such event, at least 50% of the members of the Board of Directors of the Company do not belong to any of the following groups:

          (A) individuals who were members of the Company's Board of Directors on the date of this Employment Agreement; or

          (B) individuals who first became members of the Board of Directors after the date of this Employment Agreement either:

          (I) upon election to serve as a member of the Board of Directors of the Company by affirmative vote of three-quarters of the members of such Board, or of a nominating committee thereof, in office at the time of such first election; or

          (II) upon election by the stockholders of the Company to serve as a member of the Board of Directors of the Company, but only if nominated for election by affirmative vote of three-quarters of the members of the Board of Directors of the Company, or of a nominating committee thereof, in office at the time of such first nomination; provided, however, that such individual's election or nomination did not result from an actual or threatened election contest (within the meaning of Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents (within the meaning of Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) other than by or on behalf of the Board of Directors of the Company.

            Notwithstanding the provisions of subsection 3(d)(i) through (iv) above, for purposes of this Employment Agreement, a "Change of Control" of the Company shall not be deemed to have occurred with respect to the Executive in the event that either (x) the Executive, either in his capacity as a member of the Board of Directors or as a stockholder of the Company or (y) a majority of his Board nominees, approves or votes in favor of the transaction or event resulting in a "Change of Control" of the Company under subsection 3(d)(i),
(ii), (iii) or (iv) above, provided that such "Change of Control" was contested by a majority of the Board of Directors of the Company.

      Any dispute with respect to a termination  for "Cause"  pursuant to clause
(iv) of Section 3(c) hereof shall be submitted to arbitration before the American Arbitration Association in accordance with the Rules of the American Arbitration Association then pending. The arbitration shall take place in the County and State of New York and the substantive law applicable to the arbitration shall be that of the State of New York. The arbitration award shall be final and binding upon the parties. Such award may be confirmed in any court having jurisdiction and reduced to final judgment. The Board of Directors may elect to use a single arbitrator and, failing to agree on such person, the dispute shall be determined by a panel of three (3) neutral arbitrators selected under the Rules of the American Arbitration Association.

      4.    Payments and Other Rights Upon Termination.

            (a) Death or Disability. If the Executive's employment is terminated due to death or disability pursuant to Sections 3(a) or (b) hereof, the Executive (or, in the event of his death, his estate or beneficiaries) shall be entitled to the Base Salary through the date of termination of employment for the year in which death or disability occurs. Any vested Options not exercised by the Executive prior to the termination of his employment due to death or disability shall be exercisable by the Executive (or his estate or beneficiaries) for the six (6) month period beginning on the date of the Executive's termination of employment due to death or disability. Any non-vested Options shall immediately expire on the date of the Executive's termination of employment due to death or disability in accordance with Section 5 of the Stock Option Plan.

            (b) Termination of Employment for Cause or Voluntary Termination by the Executive. If the Company terminates the Executive's employment for Cause or in the event the Executive voluntarily terminates his employment prior to a Change of Control, the Executive shall be entitled only to the Base Salary and any accrued annual bonus that has been determined and awarded, but not paid, through the date of the termination of his employment. Any vested Options not exercised by the Executive prior to such employment termination shall be exercisable by the Executive until the end of the ninetieth day following the termination of his employment. In accordance with Section 5 of the Stock Option Plan, any non-vested Options shall immediately expire on the date of the termination of the Executive's employment pursuant to Section 3(c) hereof. It shall constitute a breach of this Agreement by the Executive if the Executive voluntarily terminates his employment prior to a Change of Control, and it shall not constitute an election of remedies if the Company terminates the Executive's employment for Cause, and in either such case the Company shall retain all rights and remedies provided at law or in equity as a result of such breach or termination for Cause.

            (c) Change of Control. If the Executive terminates his employment with the Company following a Change of Control of the Company pursuant to
Section 3(d) hereof, the Company shall pay and provide to the Executive (or, in the event of his death, his estate or beneficiaries):

          (i) his earned but unpaid compensation as of the date of the Change of Control, such payment to be made upon the occurrence of a Change of Control;

                  (ii) the benefits to which he is entitled under Section 2(e) and Exhibit B attached hereto, the employee benefit plans and programs and compensation plans and programs maintained for the benefit of the Company's officers and employees;

                  (iii) continued group life (if eligible), health (including hospitalization, medical and major medical), dental, accident and long term disability insurance benefits, in addition to that provided pursuant to Section 4(c)(ii), for the remaining unexpired Employment Term with such coverage to be equivalent to the coverage to which he would have been entitled under such plans as if he had continued working for Company during the remaining unexpired Employment Term at his then current annual rate of Base Salary;

                  (iv) a lump sum payment on the date of a Change of Control in an amount equal to the future Base Salary that the Executive would have earned if he had continued working for the Company during the remaining unexpired Employment Term at his then current annual rate of Base Salary (irrespective of Section 2(b) hereof) without discount for early payment, and such lump sum payment shall not be reduced in the event the Executive obtains other employment. Such lump sum amount shall be paid in lieu of all other payments of Base Salary provided for under this Employment Agreement in respect of the period following a Change of Control; and

                  (v) bonus payments or other payments that would have been made to the Executive under any cash bonus, long-term or short-term cash incentive compensation plan maintained by, or covering employees of, the Company as if he had continued working for the Company during the remaining unexpired Employment Term and had earned the maximum bonus or incentive award in each calendar year that ends during the remaining unexpired Employment Term, such payments to be equal to the product of:

          (A) the maximum percentage rate at which a bonus or award was ever paid or made to Executive by the Board of Directors pursuant to Section 2(d) hereof or under such incentive compensation plan (as applicable); multiplied by

          (B) the Base Salary that would have been paid to the Executive during each such calendar year at his then current annual rate of Base Salary (irrespective of Section 2(b) hereof); such payments to be made (without discount for early payment) upon the occurrence of a Change of Control. In the event that any payment made hereunder as a result of a Change of Control constitutes an "excess parachute payment" as defined in Section 4999(b) of the Internal Revenue Code of 1986, as amended or any successor provision thereto ("Code"), the Company shall pay to the Executive an additional amount (the "Gross-up Payment") such that the net amount of such payment or other benefit retained by the Executive, after deduction of any excise tax on the payment or other benefits and any federal, state and local income tax and excise tax upon the Gross-up Payment, shall be equal to the original amount of such payments or other benefits.

      5. Governing Law. This Employment Agreement shall be construed in accordance with, and its validity, interpretation, performance and enforcement and shall be governed by, the laws of the State of New York without regard to conflicts of law principles thereof. The Executive and the Company hereby irrevocably submit to the jurisdiction of any New York or Federal court sitting in New York in any action or proceeding arising out of or relating to this Employment Agreement, the Executive and the Company each hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such New York court or such Federal court.

      6. Entire Agreement. This instrument contains the entire understanding and agreement among the parties relating to the subject matter hereof, except as otherwise referred to herein, and neither this Employment Agreement nor any provisions hereof may be waived or modified, except by an agreement in writing signed by the party against whom enforcement of any waiver or modification is sought.

     7. Counterparts. This Employment Agreement may be executed in counterparts, each of which shall be deemed an original, and such counterparts shall together constitute a single Employment Agreement.


     8. Provisions Severable. In case any one or more of the provisions of this Employment Agreement shall be invalid, illegal or unenforceable in any respect, or to any extent, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby. Furthermore, if any one or more of the provisions contained in this Employment Agreement shall for any reason be determined by a court of competent jurisdiction to be invalid and unenforceable, such provision or provisions shall be construed so as to be enforceable to the extent compatible with then applicable law.


     9. Assignment of Rights by Executive. The Executive may not assign any rights hereunder without the prior written consent of the Board of Directors. Any such assignment in the absence of such written consent shall be void.

     10. Notices. Any notice required or permitted to be given under the provisions of this Employment Agreement shall be in writing and delivered by courier or personal delivery, facsimile transmission (to be followed promptly by written confirmation mailed by certified mail as provided below) or mailed by certified mail, return receipt requested, postage prepaid, addressed as follows:

      If to the Company:


            The CineMasters Group, Inc.
            c/o National Patent Development Corporation
            9 West 57th Street
            New York, New York  10019
            Attention:  Mr. Jerome I. Feldman
            Facsimile Number:  (212) 230-9545

      and

            The CineMasters Group, Inc.
            250 West 57th Street
            New York, New York      10019
            Attention: Mr. Jerome I. Feldman
            Facsimile Number:

      With a copy to:

            National Patent Development Corporation
            9 West 57th Street
            New York, New York  10019
            Attention:  Andrea C. Kantor, Esq.
            Facsimile Number:  (212) 230-9545


      If to the Executive:


            Mr. Cary Brokaw
            c/o Avenue Pictures, Inc.
            11111 Santa Monica Boulevard
            Suite 2110
            Los Angeles, California  90025
            Facsimile Number:  (310) 473-4376

      With a copy to:


            Pryor, Cashman, Sherman & Flynn
            410 Park Avenue
            New York, New York  10022
            Attention:  James A. Janowitz, Esq.
            Facsimile Number:  (212) 326-0806


If delivered personally, by courier or facsimile transmission (confirmed as aforesaid and provided written confirmation and receipt is obtained by the sender), the date on which a notice is delivered or transmitted shall be the date on which such delivery is made. Notices given by mail as aforesaid shall be effective and deemed received upon the date of actual receipt or upon the third business day subsequent to deposit in the U.S. mail, whichever is earlier. Either party hereto may change its or his address specified for notices herein by designating a new address by notice in accordance with this Section 10.

      [THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

      IN WITNESS WHEREOF, the parties hereto have executed the within instrument on the day and year first above written.

                                    EXECUTIVE:


                                    ------------------------------
                                    Cary Brokaw



                                    THE CINEMASTERS GROUP, INC.



                              By:   ______________________________
                                    Name:
                                    Title:

                                                 EXHIBIT A


The CineMasters Group, Inc. 1995 Non-Qualified Stock Option Plan

[ A copy of this Option Plan has been provided to us. An amendment to increase the Option Plan's current 600,000 share reserve by 650,000 shares to a new aggregate amount of 1,250,000 shares is necessary in order for option grants to be made to Mr. Brokaw and other principles in accordance with the terms of the letter of intent between The CineMasters Group, Inc. and Avenue Pictures, Inc. dated August 9, 1996. Accordingly, prior to the closing scheduled for September 25, 1996, the Board of Directors of The CineMasters Group, Inc. should adopt an amendment to the Option Plan that provides for the Plan's share reserve to be increased to a new aggregate amount of 1,250,000 shares. The amendment may be adopted by resolution of the Company's Board of Directors subject to stockholder approval which is required by New York corporate law.]

                                                 EXHIBIT B


                        Option Grant Agreement

                  [See Attached PCS&F Draft of 9/17/96]